GRUPO HERDEZ.

02 AUG 15 AM 10: 01

August, 7th, 2002.

Exemption Number: 82-3818

UNITED STATES SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFICE OF INTERNATIONAL CORPORATE FINANCE.
ROOM 3045 (STOP 3-4).
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549.

02049251

SUPPL

In fulfillment of rule 12g3-2(b) attached you will find a copy of:

Notice of the Annual General Ordinary Meeting of Shareholders in English and Spanish of it was published in the mexican newspapers "El Financiero" and "El Economista" on March 19th, concerning to accord dividend and canceled all of the stocks in the market issue new ordinary and nominative stock, according with the new dispositions of the Social Statutes.

Also attached you will find two copies of this letter, please sign or seal one and send it back to me through Federal Express by conntact us to our account number: 16113924/6 or by DHL wifh our account number: 987019259.

If you have any questions regarding this matter, please do not hesitate to call me.

Yours faithfully,

CARMEN STRUCK CANO.
Legal Advisor.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

P

C.c.p. HÉCTOR HERNÁNDEZ-PONS TORRES. - Grupo Herdez, S.A. de C.V.
EDGAR PIEDRA. – Bank of New York.
ADRIANA LEGORRETA GUTIERREZ. - Grupo Herdez, S.A. de C.V.

GRUPO
HERDEZ.

August, 7th, 2002. Exemption Number: 82-3818

UNITED STATES SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFICE OF INTERNATIONAL CORPORATE FINANCE.
ROOM 3045 (STOP 3-4).
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549.

In fulfillment of rule 12g3-2(b) attached you will find a copy of:

Notice of the Annual General Ordinary Meeting of Shareholders in English and Spanish of it was published in the mexican newspapers "El Financiero" and "El Economista" on March 19th, concerning to accord dividend and canceled all of the stocks in the market issue new ordinary and nominative stock, according with the new dispositions of the Social Statutes.

Also attached you will find two copies of this letter, please sign or seal one and send it back to me through Federal Express by conntact us to our account number: 16113924/6 or by DHL wifh our account number: 987019259.

If you have any questions regarding this matter, please do not hesitate to call me.

Yours faithfully,

CARMEN STRUCK CANO.
Legal Advisor.

C.c.p. HÉCTOR HERNÁNDEZ-PONS TORRES. - Grupo Herdez, S.A. de C.V.
EDGAR PIEDRA. – Bank of New York.
ADRIANA LEGORRETA GUTIERREZ. - Grupo Herdez, S.A. de C.V.

Announcement
Shareholders

To all Grupo Herdez, S.A. de C.V. shareholders. In our Extraordinary General Assembly and Annual Ordinary shareholders meeting which took place on March 19, 2002 a complete reform of the Social Statutes of the Company was approved; therefore it was agreed to cancel all of the stocks in the market and issue new ordinary and normative stock without nominal value of an only series with cupon Number one and so forth. In compliance with the new dispositions of the Social Statutes, the exchange will be made upon delivery of the titles with cupons No. five and on.

Furthermore in the assembly a dividend payment for $69, 721, 733.89 (Sixty nine million seven hundred twenty one thousand seven hundred thrirty three 89/100 pesos) was decreed at the rate of 0.165 pesos for each one of the stocks of series "B" in the market, the Council determined the payment date to be april 24 of this year, the Council determined that the dividen payment should be made considering the company's cash flow according to the percentage of stocks each shareholder has and upon delivery of cupon number ONE of the new titles.

The right to exchange the titles and the payment of dividends which is mentioned will take place on june 20, 2002 in the Society's Treasury located on Monte Pelvoux No. 215, Col. Lomas de Chapultepec, 11000 México, D.F.

Mexico City, June 11th, 2002

H. AYUNTAMIENTO CONSTITUCIONAL DE ACAPULCO DE JUÁREZ, GUERRERO

Dirección de Administración
Licitación Pública Nacional
Convocatoria: 007

De conformidad con lo que establece la normatividad Estatal y Municipal en materia de Adquisiciones, Arrendamientos, Servicios y Obras Públicas, se convoca a los interesados en participar en la(s) licitación(es) de carácter nacional para la contratación de SUMINISTRO, INSTALACIÓN Y PUESTA EN MARCHA DE SEMAFOROS de conformidad con lo siguiente:

No. de licitación	Costo de las bases	Fecha límite para adquirir bases	Junta de aclaraciones	Presentación de proposiciones y apertura técnica	Acto de apertura económica
41066002-007-02	$850 Costo en compraNET: $800	20/06/2002	20/06/2002 10:00 horas	26/06/2002 10:00 horas	27/06/2002 10:00 horas

Partida	Clave CABMS	Descripción	Cantidad	Unidad de medida
1	0000000000	Suministro instalación y puesta en marcha de semáforos	1	lote

* Las bases de la licitación se encuentran disponibles para consulta y venta en Internet: http://www.guerrero.compranet.gob.mx, o bien en: ROBERTO POSADA Y COMONFORT No. S/N, Colonia CENTRO, C.P. 39300, Acapulco de Juárez, Guerrero; con el siguiente horario: 9:00 a 14:30 hrs.
* La procedencia de los recursos es: Fondo IV del Ramo 33.
* La forma de pago es: En convocante: Mediante efectivo o bien mediante cheque certificado expedido a favor de la Secretaria de Administración y Finanzas, del H. Ayuntamiento de Acapulco de Juárez. En compraNET mediante los recibos que genera el sistema.
* La junta de aclaraciones se llevará a cabo el día 20 de junio de 2002 a las 10:00 horas en: En la Sala de Juntas de la Subsecretaria de Administración del H. Ayuntamiento de Acapulco de Juárez., ubicado en: Calle ROBERTO POSADA Y COMONFORT Número S/N, Colonia CENTRO, C.P. 39300, Acapulco de Juárez, Guerrero.
* El Acto de presentación de propuestas técnica y económica será el día: 26 de junio de 2002 a las 10:00 horas.
* La apertura de la propuesta técnica se efectuará el día: 26 de junio de 2002 a las 10:00 horas, , y la apertura de la propuesta económica el día: 27 de junio de 2002 a las 10:00 horas en ROBERTO POSADA Y COMONFORT *No. S/N, Colonia CENTRO, C.P. 39300, Acapulco de Juárez, Guerrero.*
* El idioma en que deberán presentarse las proposiciones será: Español.
* La(s) moneda(s) en que deberá(n) cotizarse la(s) proposición(es) será(n): Peso Mexicano.
* Se otorgará un anticipo del 30 %.
* Lugar de entrega: En Acapulco, Gro. en los cruceros que se indican en el anexo uno de las bases de la presente *licitación., los días lunes a viernes en el horario de entrega: 9:00 a 15:00 hrs.*
* Plazo de entrega :90 Días naturales contados a partir de la fecha de la formalización del contrato correspondiente.
* Las condiciones de pago serán: 20 días naturales posteriores a la aceptación a la factura respectiva previa entrega de la puesta en marcha del cien por ciento de los cruceros semaforizados, a satisfacción de la Secretaria de Protección y Vialidad, a través de la Dirección de Transito.

Acapulco de Juárez, Guerrero 11 de junio de 2002

ING. ENRIQUE FELIX N. PASTA MUÑUZURI
SECRETARIO DE ADMINISTRACIÓN Y FINANZAS
Rúbrica

Enfoques

Taller mesa de dinero Invex

María Laris *

En época de globalización, de acercamiento por las telecomunicaciones y de incremento en los flujos de dinero, capitales e inversión, resulta indispensable la formación de individuos capaces de enfrentar los nuevos retos y exigencias.

El primer concurso interuniversitario Taller mesa de dinero Invex, fue una oportunidad para que estudiantes de varias universidades de la ciudad de México pudieran participar y demostrar sus habilidades en operaciones de la mesa de dinero.

En el concurso participaron 600 alumnos de diferentes carreras relacionadas con las áreas económico-administrativas. Las universidades que intervinieron fueron Tecnológico de Monterrey Campus ciudad de México, Tecnológico de Monterrey Campus Estado de México, Universidad Iberoamericana, Universidad Panamericana, Instituto Tecnológico Autónomo de México y Universidad Anáhuac del Sur.

La gran final se llevó a cabo en el Club de Banqueros de la ciudad de México, donde los 30 finalistas demostraron su capacidad para tomar decisiones, poniendo a prueba sus conocimientos en un ámbito de presión y ante circunstancias cambiantes.

El equipo ganador fue un grupo de estudiantes de la Universidad Anáhuac del Sur, el cual estuvo integrado por los alumnos Tatiana Serio, Gerardo Sánchez, Daniel González, Jonathan Charfén y Alejandro Pescador, de la Escuela de Economía y Negocios, obteniendo utilidades simuladas superiores a los 70 millones de pesos. El próximo 21 de junio tendrán la oportunidad de estar en Nueva York en el piso de remates de la Bolsa de Valores.

La Universidad Anáhuac del Sur está orgullosa del esfuerzo que realizó este grupo de estudiantes para obtener el primer lugar en la gran final del primer concurso interuniversitario y manifiesta su reconocimiento por la labor que el grupo financiero Invex, institución mexicana con diez años de experiencia, realiza en la contribución al crecimiento del país, mediante este tipo de actos dirigidos hacia los estudiantes universitarios, teniendo así la posibilidad de participar de cerca en las operaciones que se efectúan en la mesa de dinero, en este caso por medio del concurso que representó un simulacro de dichas operaciones.

El director de la mesa de dinero de Invex Grupo Financiero y expositor titular del taller, Federico Flores, comentó: "Ha sido una extraordinaria experiencia, en donde destacaron la participación y el entusiasmo de los estudiantes (...) La interacción con los universitarios ha sido definitivamente muy enriquecedora para ambas partes."

Todos los estudiantes que participaron en la gran final recibieron un diploma tanto de parte del director general de Invex y presidente del consejo de administración, Juan Guichard, como del director de Invex Casa de Bolsa, Patrick Doucet, del director de promoción patrimonial, Juan David, y del director de mesa de dinero, Federico Flores.

La Universidad Anáhuac del Sur desea hacer pública una felicitación a estos alumnos por poner en alto el nombre de nuestra institución y el de ellos mismos. Asimismo, hacer una invitación a todos los estudiantes de México a comprometerse con el desarrollo del país y a recordar que si bien es necesario estar preparado para los vertiginosos cambios tecnológicos, económicos y científicos, es también importante ser un ciudadano responsable, consciente de la realidad y comprometido con su ámbito y sociedad. Es por medio de las universidades que la sociedad puede reclamar a sus miembros este compromiso.

---

* *Catedrática de la Universidad Anáhuac del Sur*

HERDEZ
GRUPO
HERDEZ.

AVISO

SEÑORES ACCIONISTAS

Hacemos del conocimiento de los Accionistas de GRUPO HERDEZ, S.A. DE C.V., que en la *Asamblea General Extraordinaria y General Ordinaria Anual de Accionistas que se llevó a cabo el día* 19 de marzo de 2002, se aprobó la reforma integral de los Estatutos Sociales de la Sociedad, por lo que se acordó también, cancelar todas y cada una de las acciones de la sociedad en circulación, y emitir nuevas acciones, ordinarias, nominativas, sin expresión de valor nominal de serie única con cupón No. uno y siguientes, de conformidad con las nuevas disposiciones de los Estatutos Sociales, razón por la cual, el canje se realizará contra entrega de los títulos con cupón No. 5 y siguientes.

Por otra parte, en la misma asamblea, se decretó el pago de un dividendo por la cantidad de $69´721,733.89 (SESENTA Y NUEVE MILLONES SETECIENTOS VEINTIÚN MIL SETECIENTOS TREINTA Y TRES PESOS 89/100 M.N.), a razón de $0.165 (CERO PESOS 165/1000 M.N.), por cada una de las acciones de la serie "B" en circulación, y toda vez que en la misma asamblea se delego en el Consejo de Administración, la determinación de la fecha de pago del mismo, en acuerdo de fecha 24 de abril del año en curso, el Consejo de Administración determinó que el pago del dividendo en cuestión se efectué considerando las posibilidades del flujo de efectivo de la compañía de conformidad al porcentaje de acciones que posee cada accionista y contra entrega del cupón número UNO, de los nuevos títulos.

El ejercicio del derecho del canje de los títulos y el pago de dividendos a que se refiere este aviso, se efectuará el día 20 de junio de 2002, en la Tesorería de la Sociedad, ubicada en Monte Pelvoux No. 215, colonia Lomas de Chapultepec, 11000 México, D.F.

México, D.F. a 11 de junio de 2002

LIC. HÉCTOR HERNÁNDEZ-PONS TORRES.
Secretario del Consejo de Administración.

Hay más de 74 empresas en Concurso Mercantil

ROBERTO CAMPA • El Economista

Durante los primeros seis meses del 2002 el número de empresas que han entrado a Concurso Mercantil aumentó 51% con respecto al mismo periodo del año pasado, informó el director general del Instituto Federal de Especialistas de Concursos Mercantiles (IFECOM), Luis Manuel Mején Carrer.

Negó que este incremento se deba a la situación por la que está atravesando la industria. Dijo que es consecuencia de que las compañías en problemas y sus acreedores se han dado cuenta que bajo el Concurso Mercantil pueden tener una solución efectiva.

En su cuarto informe semestral de actividades ante el pleno de la Suprema Corte de Justicia de la Nación y del Consejo de la Judicatura Federal, Mején Carrer explicó que 32 empresas acudieron al Instituto de enero a junio de este año para dirimir créditos vencidos por 13,700 millones de pesos.

Mején Carrer detalló que hoy existen 74 empresas se han declarado en concurso mercantil de las cuales 47 son procesos judiciales, en los que están involucrados 55,000 acreedores y 31,000 millones de pesos en créditos con problemas.

A la fecha, sólo cuatro empresas han tenido que declararse en quiebra, una de ellas es una Sociedad de Ahorro y Préstamo y otra una Unión de Crédito; dos más son filiales de un compañía manufacturera española de nombre "Mecánica de la Peña". Estos procesos, precisó representaron 1,847 millones de pesos en adeudos vencidos en perjuicio de 50,521 acreedores.

Explicó que en casos de grandes empresas como Tribasa muchas están en proceso de conciliación con sus acreedores para diseñar los mecanismos que permitan a la empresa solventar sus adeudos, así se encuentra la constructora.

Respecto a la ampliación que la SCT dio a Tribasa para la concesión de la México-Toluca, Mején Carrer aseguró que las autoridades no incurrieron en ninguna irregularidad.

En caso de empresas que apenas han decido acogerse a la Ley de Concurso Mercantil como Editorial Uno -Unomasuno- informó que está en el proceso inicial de visitas a la empresa.

El informe del IFECOM detalló que de las 74 empresas en concurso mercantil, 33% pertenecen al sector manufacturero (25 casos), 21% al de la construcción (16 empresas), 12% son mineras (9 casos) y el restante 8% (6 empresas) son del sector financiero.

rcampa@economista.com.mx



Luis Manuel Mején Carrer, director general del IFECOM. *(Óscar Estévez)*